                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


     {X}          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended December 31, 1999

                                       or

     {  }         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

                          Commission file number 0-3134

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO
                  INDUSTRIES, INC. AND OTHER SPONSORING CORPORATIONS

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PARK-OHIO HOLDINGS CORP.
                               23000 EUCLID AVENUE
                              CLEVELAND, OHIO 44117

                                      INDEX

                                                                                                 PAGE (S)

Report of Independent Auditors...................................................................   F-1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..................................................   F-2
Statement of Changes in Net Assets Available for Benefits........................................   F-3
Notes to Financial Statements....................................................................   F-4--F-9

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets Held for
   Investment Purposes at December 31, 1999......................................................   F-10


                                    EXHIBITS

     Exhibit
     Number                               Description
---------------     -----------------------------------------------------------

       23           Consent of Independent Auditors

        * Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934. The Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     Individual Account
                                     Retirement Plan of
                                     Park-Ohio Industries, Inc.
                                     and Other Sponsoring
                                     Corporations

                                     Date:    June 13, 2000

                                     By       /s/ Richard P. Elliott
                                              -------------------------
                                              Richard P. Elliott
                                              Vice President and Chief
                                              Financial Officer

                         Report of Independent Auditors

Plan Administrative Committee
Individual Account Retirement Plan of
   Park-Ohio Industries, Inc. and Other
   Sponsoring Corporations

We have audited the accompanying financial statements of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Other Sponsoring Corporations as of December 31, 1999 and 1998, and for the year ended December 31, 1999, as listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1999 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                         /s/ Ernst & Young LLP


Cleveland, Ohio
June 9, 2000

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                 Statements of Net Assets Available for Benefits

                                                          DECEMBER 31
                                                    1999                 1998
                                                 -------------------------------
ASSETS
Investments, at fair value:
   Mutual Funds ........................         $57,261,438         $40,124,078
   KeyCorp EB Money Market Fund ........                --                57,613
   Park-Ohio Holdings Corp. Common Stock           3,059,137           2,301,254
   Participant loans ...................           1,023,133             755,056
                                                 -------------------------------
Total investments ......................          61,343,708          43,238,001

Receivables:
   Employer contribution receivable ....             115,285              88,455
   Employee contribution receivable ....             351,874             253,019
                                                 -------------------------------
Total receivables ......................             467,159             341,474
                                                 -------------------------------
NET ASSETS AVAILABLE FOR BENEFITS ......         $61,810,867         $43,579,475
                                                 ===============================


See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999



ADDITIONS
Dividend and interest income .......         $  4,812,308
Contributions from employer ........            1,185,007
Contributions from participants ....            3,866,013
Transfer from other plans ..........           11,097,911
Realized and unrealized appreciation
   in fair value of investments ....            2,780,732
                                              -----------
                                               23,741,971
DEDUCTIONS
Distributions to participants ......           (5,463,531)
Trustee fees and expenses ..........              (47,048)
                                              -----------
Net increase .......................           18,231,392
Net assets available for benefits
   at beginning of year ............           43,579,475
                                              -----------
NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR ..................         $ 61,810,867
                                             ============


See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                          Notes to Financial Statements

                                December 31, 1999

A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Individual Account Retirement Plan (the "Plan") are maintained on the accrual basis.

INVESTMENT VALUE AND INCOME RECOGNITION

Purchases of investments are recorded at cost and revalued to market values at the close of each day by the Plan Trustee. All investments are under the control and management of Key Trust Company of Ohio N.A., the Trustee of the Plan.

Purchases and sales are accounted for on the trade date.

Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.

Realized gains and losses are calculated based upon historical cost of securities using the average cost method.

The investments in the common stock of Park-Ohio Holdings Corp., the parent company of Park-Ohio Industries, Inc., (collectively referred to as the "Company"), KeyCorp Victory Value Fund, KeyCorp Victory Intermediate Income Bond Fund, Putnam New Opportunities Fund, Templeton Growth Fund, and George Putnam Fund of Boston are valued as of the last reported trade price on the last business day of the period.

Investments in the KeyCorp Prism Money Market Fund are valued at market, which consider adjustments to the fund value for investment income and trustee expenses.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to current year presentation.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


B.     DESCRIPTION OF THE PLAN

The Plan, adopted by the Company effective January 1, 1985, is a defined contribution plan. The Plan generally provides that an employee who is in service of a division or group to which Park-Ohio Industries, Inc. has extended eligibility for membership in the Plan (other than a temporary employee or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate after completion of the probationary period which generally occurs after 30 days of continuous employment.

Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan.

The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. if a participant elects to have contributions made for him pursuant to such an arrangement, his compensation is reduced by the amount of such contributions elected and the employer makes Plan contributions equal to the amount of the reduction.

Effective May 1, 1999, The Metalloy Corporation 401(k) Profit Sharing Plan and Trust and The Metalloy Corporation Hourly Employees' 401(k) Plan (collectively referred to as the "Metalloy Plans") were merged with the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Other Sponsoring Corporations. The assets transferred to Key Trust Company of Ohio, N.A. on May 5, 1999 had a market value of approximately $10.8 million. Participants became eligible for the Individual Account Retirement Plan as of April 1, 1999, at which time contributions to the Metalloy Plans were frozen.

The Company may terminate the Plan at any time by resolution of its Board of Directors. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.

Information about the Plan is contained in the Plan document, which is available from the Company's Plan Administrative Committee.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                    Notes to Financial Statements--Continued

C.     CONTRIBUTIONS

Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 16% of their compensation on a pre-tax basis, not to exceed $10,000, the IRS maximum contribution for 1999 and 1998. Employee contributions are fully vested and non-forfeitable at all times.

The Plan provides for uniform rates of employer contributions for eligible employees, so that each participant is entitled to a basic contribution up to two percent of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant's investment allocation designation.

Contributions refundable to participants represent current year contributions and earnings on such deposits that must be returned to employees to ensure Plan compliance with additional limitations in the Internal Revenue Code on contributions by highly compensated individuals. Employee contributions and the contribution receivable are shown net of the amounts refundable. The total contributions refundable to participants were $13,413 and $10,911 in 1999 and 1998, respectively.

Participants of the Plan can make changes to their account via the telephone, through the Trust Talk System of Key Trust Company. The current provision of the system permits a participant to change investment allocation percentages daily and change payroll deferral percentages on the first day of every quarter.

D.     PARTICIPANT LOANS

A participant may borrow from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant's eligible account or $50,000. Loan repayments are made via payroll deductions on after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loan are five years for a personal loan and 15 years for a mortgage loan, with interest payable at prime plus one percent.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


E.     INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:


                                                           DECEMBER 31
                                                      1999              1998
                                              -------------------------------------
KeyCorp Victory Value Fund                      $    25,239,920   $    22,635,366
KeyCorp Victory Intermediate Income Bond Fund         3,212,176         3,411,089
KeyCorp Prism Money Market Fund                       8,905,805         6,081,282
Putnam New Opportunities Fund                        13,096,364         3,128,695
George Putnam Fund of Boston                          3,942,452         3,383,843
Park-Ohio Holdings Corp.
   Common Stock                                       3,059,137         2,301,254

During 1999, the Plan's investments (including investment purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:


                                                                 Net Realized
                                                                and Unrealized
                                                                 Appreciation/
                                                                (Depreciation)
                                                                in Fair Value of
                                                                   Investment
                                                            -----------------------
Common stock                                                    $      (835,687)
Mutual funds                                                          3,616,419
                                                            -----------------------
TOTAL                                                           $     2,780,732
                                                            =======================

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


F.     BENEFITS

A participant is entitled to receive the full value of his account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the Plan Administrator upon the basis of competent medical opinion, or (4) termination of employment after seven years of credited service. Such benefits may be paid in a lump sum cash payment or through the purchase of a single premium annuity contract.

In the event of termination of employment, a participant has a vested right in his share of the Company's contributions determined as follows:

                                                         Vested
             Credited Vesting Service                  Percentage
-----------------------------------------------------------------
Less than 3 years                                            0%
At least 3 years but less than 4 years                      20
At least 4 years but less than 5 years                      40
At least 5 years but less than 6 years                      60
At least 6 years but less than 7 years                      80
7 years or more                                            100

The portion of the Company's contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company's future contributions to the Plan. The total of forfeited contributions by participants was $105,979 and $73,411, and contributions required by the employer were reduced by $142,847 and $70,578 in 1999 and 1998, respectively. The balance of forfeited amounts available to the Company to reduce future contributions was $38,337 and $75,205 at December 31, 1999 and 1998, respectively.

A participant may withdraw in cash a portion of his contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage, or pay bona fide medical or education expenditures.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


G.     TRANSFER OF ASSETS

Effective January 1, 1996, former participants in the RB&W Employee Stock Ownership Plan who are active participants in the Plan, have the option of transferring their balances from the RB&W Employee Stock Ownership Plan to the Plan. The value of assets transferred to the Plan during the year were $88,220 in 1999 and $7,615 in 1998.

H.     RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Key Trust Company of Ohio N.A., the Trustee of the Plan. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $47,048 for the year ended December 31, 1999.

I.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 30, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                             EIN 346520107 Plan 011

                  Schedule H, Line 4i--Schedule of Assets Held
                     for Investment Purposes At End of Year

                                December 31, 1999


          Identity of Issuer, Borrower                                                               Current
                or Similar Party                   Description of Investment                          Value
------------------------------------------------------------------------------------------------------------------

Key Trust Company of Ohio N.A.*                  Victory Value Fund;
                                                    1,470,858 units                            $      25,239,920
Key Trust Company of Ohio N.A.*                  Victory Intermediate Income
                                                    Bond Fund; 349,150 units                           3,212,176
Key Trust Company of Ohio N.A.*                  Prism Money Market Fund;
                                                    708,734 units                                      8,905,805
Key Trust Company of Ohio N.A.*                  Putnam New Opportunities Fund;
                                                    143,979 units                                     13,096,364
Key Trust Company of Ohio N.A.*                  Templeton Growth Fund;
                                                    143,523 units                                      2,864,721
Key Trust Company of Ohio N.A.*                  George Putnam Fund of Boston;
                                                    242,165 units                                      3,942,452
Park Ohio Holdings Corp.*                        309,786 shares of common stock                        3,059,137
Participant loans                                Interest rates ranging from
                                                    9.25% to 9.50%                                     1,023,133
                                                                                              --------------------
                                                                                               $      61,343,708
                                                                                              ====================


*Indicates party-in-interest to the Plan.